Exhibit 99.3

ZenaTech Launches Q1 2026 Opening of the Zena AI Baton Rouge R&D Center, Supporting U.S. Defense, DARPA, Federal AI, and Quantum Computing Initiatives

Vancouver, British Columbia, (December 18, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, provides an update on its previously announced Zena AI division Baton Rouge, Louisiana-based Research and Development (R&D) Center and launches the opening planned for the first quarter of 2026.

The Zena AI R&D center will support U.S. Department of War (DoW), DARPA (Defense Advanced Research Projects Agency), and federal agency requirements through the development of secure, defense-oriented artificial intelligence systems enhanced by quantum computing research. The facility will focus on mission-critical research areas including AI-driven decision-support systems, autonomous and semi-autonomous intelligence architectures, advanced sensor and data fusion, secure edge intelligence, and quantum-enhanced optimization and modeling.

“Launching a Q1 2026 opening reflects the progress we are making toward building a dedicated, U.S.-based research hub aligned with national defense priorities while strengthening our capacity and skillsets needed for accelerated development of future-ready ZenaDrone solutions,” said Shaun Passley, Ph.D., CEO of ZenaTech. “The center is designed to support defense, intelligence, and federal agencies with high-assurance AI and emerging quantum-enabled capabilities developed within the United States.”

The Batan Rouge facility will bring together a multidisciplinary team of AI software engineers, data scientists, systems engineers, and drone technology specialists, helping to grow Louisiana’s technology workforce through high-skilled roles, enhanced university partnerships, and deeper collaboration with defense organizations. Research will support a broad range of defense and homeland security applications, including autonomous navigation, multi-drone and fleet coordination, real-time decision-support models, and intuitive control interfaces such as app- or voice-directed operational commands.

The Baton Rouge center will also contribute to development of Eagle Eye, an initiative integrating AI drones, historical and real-time data, and quantum computing to deliver predictive insights, accelerated decision-making, and optimized battlefield performance. These initiatives are aligned with the White House’s AI Action Plan and the three Executive Orders issued on July 23, 2025, which prioritize domestic AI innovation, infrastructure development, and deployment of ideologically neutral AI technologies.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US and global DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.